Mail Stop 4561

March 15, 2007

Ralph A. Goldwasser
Senior Vice President
   and Chief Financial Officer
Unica Corporation
170 Tracer Lane
Waltham, MA 02451-1379

  Re: Unica Corporation
    Form 10-K for the fiscal year ended September 30, 2006
    Filed December 14, 2006
    File No. 000-23043

Dear Mr. Goldwasser:

  We have reviewed the above referenced filings and have the following comment. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended September 30, 2006

Notes to Consolidated Financial Statements

Note 2. Significant Accounting Policies

Recently Issued Accounting Pronouncements, page 69

1. Tell us more about the specific "uncorrected errors" included in the $410,000 excess allowance for doubtful accounts as of September 30, 2003 and the additional excess of $80,000 and $20,000 recorded during the years ended

September 30, 2004 and 2005, respectively. In this regard, explain the nature and amount of each individual error being corrected in the cumulative adjustment as well as how each error being corrected arose. In your response, tell us what consideration you gave to disclosing these details in your filing. We refer you to the interpretive response to question 3 in SAB 108.

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendments to expedite our review. Please furnish a cover letter with any amendments that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Ralph Goldwasser
Unica Corporation
March 15, 2007
Page 3

You may contact Jason Niethamer at 202-551-3855, Melissa Walsh at 202-551-3224 or me at 202-551-3730 if you have questions regarding the above comments.

Sincerely,

Stephen Krikorian
Accounting Branch Chief